                                                                 EXHIBIT 99.3


                              EMCARE HOLDINGS INC.
                          1717 MAIN STREET, SUITE 5200
                              DALLAS, TEXAS 75201




             NOTICE OF THE 1997 ANNUAL MEETING OF THE STOCKHOLDERS
                            TO BE HELD MAY 15, 1997



To the Stockholders:

                 EmCare Holdings Inc. (the "Company") cordially invites you to attend the 1997 annual meeting of its stockholders at the Crescent Club, 200 Crescent Court, 17th Floor, Dallas, Texas, on May 15, 1997, at 10:00 a.m., for the following purposes:

                          1. CLASS III DIRECTORS. The election of the Class III Directors of the Company, who will serve until the 2000 annual meeting and the election and qualification of their successors; and

                          2. OTHER MATTERS. The transaction of such other business as may properly come before the meeting, including any continuation of the meeting pursuant to any adjournment of it to another time (the "Annual Meeting").

                 The board of directors of the Company has established the close of business on April 4, 1997, as the record date for determining the stockholders entitled to notice of the Annual Meeting and to vote at it. Any stockholder may examine the list of stockholders as of the record date during regular business hours at the principal executive office of the Company on any business day before the Annual Meeting.


                                      By Order of the Board of Directors,

                                      /s/ ROBERT F. ANDERSON, II

                                      Robert F. Anderson, II
                                      Chief Financial Officer, Senior Vice
                                      President, Treasurer, and Secretary



Dallas, Texas
April 4, 1997

                              EMCARE HOLDINGS INC.

                                PROXY STATEMENT

                    1997 ANNUAL MEETING OF THE STOCKHOLDERS
                            TO BE HELD MAY 15, 1997



                                  INTRODUCTION

                 The board of directors (the "Board of Directors") of EmCare Holdings Inc., a Delaware corporation (the "Company"), hereby solicits your proxy on behalf of the Company for use at the 1997 annual meeting of the Company's stockholders and any continuation of such meeting pursuant to any adjournment of it to another time (the "Annual Meeting"). The Annual Meeting will be held at the Crescent Club, 200 Crescent Court, 17th Floor, Dallas, Texas, on May 15, 1997, at 10:00 a.m.

                 The Company's principal executive office is located at 1717 Main Street, Suite 5200, Dallas, Texas 75201. The Company's telephone number is
(214) 712-2000.

                 The Company will mail this proxy statement (this "Proxy Statement") and the accompanying proxy card (the "Proxy Card") on or about April 17, 1997. The date of this Proxy Statement is April 4, 1997.


                         PURPOSES OF THE ANNUAL MEETING

                 At the Annual Meeting, the stockholders of the Company (the "Stockholders") will vote upon the following matters:

                          1. CLASS III DIRECTORS. The election of the Class III Directors of the Company who will serve until the 2000 annual meeting and the election and qualification of their successors; and

                          2. OTHER MATTERS. The transaction of such other business as may properly come before the Annual Meeting.


                    RECOMMENDATION OF THE BOARD OF DIRECTORS

                 The Board of Directors recommends that you vote to elect as Class III Directors the nominees named in this Proxy Statement and the Proxy Card.


                             RECORD DATE AND VOTING

                 RECORD DATE. The Board of Directors has established the close of business on April 4, 1997 (the "Record Date"), as the record date for determining the Stockholders entitled to notice of the Annual Meeting and to vote at it. On that date, the Company had 8,180,611 shares of Common Stock outstanding. The Company did not have any other shares of capital stock outstanding.

                 VOTING. Each Stockholder will be entitled to one vote per share of Common Stock in connection with the election of each Class III Director and each other matter that properly comes before the Annual Meeting. The Stockholders do not possess cumulative voting rights.

                 The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock will constitute a quorum at the Annual Meeting. Shares represented at the meeting but not voted will be counted for the purpose of determining the presence of a quorum. Unless a quorum is present at the Annual Meeting, no action may be taken at the meeting except the adjournment of the meeting until a later time. Abstaining from participation in the Annual Meeting will affect whether the necessary quorum exists to convene the meeting.

                 The election of each of the two nominees for Class III Director requires a plurality of the votes of the shares of Common Stock represented at the Annual Meeting. The Stockholders may cast their votes for a nominee or withhold them. Withholding authority to vote for one or more of the nominees will result in such nominee receiving fewer votes. The withholding of such authority, however, will not decrease the number of votes that such nominee otherwise receives. Withheld votes will count towards determining whether a quorum exists.

                 BROKER NON-VOTES. Under the rules of the American and New York Stock Exchanges, if a broker holds shares of Common Stock on behalf of its customers and forwards this Proxy Statement and the accompanying material to its customers at least 15 days before the Annual Meeting, the broker may vote its customers' shares on the proposal to elect the Class III Directors if the broker does not receive voting instructions from its customers by the tenth day before the meeting.

                 PROXYHOLDERS. The proxyholders named on the Proxy Card (the "Proxyholders") will vote the shares of Common Stock represented by valid proxies at the Annual Meeting in accordance with the directions given on the respective Proxy Cards. If a Stockholder signs and returns a Proxy Card without giving any directions, the Proxyholders will vote such Stockholder's shares of Common Stock for the election of the two nominees for Class III Director named in this Proxy Statement and the Proxy Card. The Board of Directors does not intend to present, and has no information that others will present, any business at the Annual Meeting requiring a vote on any other matter. If any other matter requiring a vote properly comes before the Annual Meeting, the Proxyholders will vote the proxies that they hold in accordance with their best judgment, including voting them to adjourn the Annual Meeting to another time if a quorum is not present at the meeting or if they believe that an adjournment is in the best interests of the Company.

                 REVOCATION. A Stockholder has the unconditional right to revoke such Stockholder's proxy at any time prior to the voting of it by: (i) submitting a later dated proxy to the Company or someone who attends the Annual Meeting, (ii) attending the Annual Meeting and delivering a written notice of revocation of the proxy to an officer of the Company present at the meeting, or
(iii) delivering a written notice of revocation of the proxy to the principal executive office of the Company, which the Company receives on or before May 14, 1997.

                 SOLICITATION AGENT. The Company has retained Chemical Mellon Shareholder Services, L.L.C. (the "Solicitation Agent") to solicit proxies in connection with the Annual Meeting. The Solicitation Agent may solicit proxies from the Stockholders and other persons in person or by mail, facsimile transmission, telephone, personal interview, or any other means. The Company will pay the Solicitation Agent a fee of $4,000 and reimburse it for its out-of-pocket expenses in connection with this solicitation. The Company also will reimburse banks, brokers, custodians, fiduciaries, nominees, securities dealers, trust companies, and other persons for the reasonable expenses that they incur when forwarding this Proxy Statement and the accompanying material to the beneficial owners of shares of Common Stock. The directors, officers, and employees of the Company also may solicit proxies from Stockholders and other persons by any of the means described above. The Company will not pay these individuals any extra compensation for their participation in this solicitation.


                      ELECTION OF THE CLASS III DIRECTORS
                         (PROPOSAL 1 ON THE PROXY CARD)

                 The Board of Directors is divided into three classes, with each class elected to serve a three year term. Mr. Terry Hartshorn and Mr. James T. Kelly are the Class I Directors, their terms expire at the 1998 annual meeting. Mr. Andrew M. Paul and Mr. William F. Miller, III are the Class II Directors, their terms expire at the 1999 annual meeting. Leonard M. Riggs, Jr., M.D. and Mr. Richard H. Stowe are the Class III Directors, their terms expire at this year's Annual Meeting.

                 Mr. Hartshorn and Mr. Kelly were elected as Class I Directors at the 1995 annual meeting. Mr. Paul and Mr. Miller were elected as Class II Directors at the 1996 annual meeting. Dr. Riggs and Mr. Stowe were elected Class III Directors pursuant to a shareholders' agreement that terminated when the Company completed its initial public offering in December 1994.

                 At the Annual Meeting, the Stockholders will vote for the election of the Class III Directors. The Class III Directors elected will serve until the 2000 annual meeting and the election and qualification of their successors.

                 The nominees for election as Class III Directors are Dr. Riggs and Mr. Stowe, the current Class III Directors. If either Dr. Riggs or Mr. Stowe is unavailable for election as a result of unforeseen circumstances, the Proxyholders will vote for the election of such substitute nominee as the Board of Directors may propose.

                 DR. RIGGS. Leonard M. Riggs, Jr., M.D. has served as Chairman of the Board and Chief Executive Officer of the Company since 1992. From 1974 through 1992, Dr. Riggs served as the President of EmCare, Inc. ("EmCare"), the Company's emergency physician practice management subsidiary. Dr. Riggs began practicing emergency medicine in 1969, and has served twelve years on the Medical Board of the Company's largest hospital client as Chief of Emergency Medicine. Prior to that time, Dr. Riggs served as such hospital's Director of Emergency Medicine. Dr. Riggs is a past president of the American College of Emergency Physicians. Dr. Riggs is a director of American Oncology Resources, Inc. ("American Oncology"), which operates comprehensive cancer treatment centers, and Prentiss Property Trust, a real estate investment trust.

                 MR. STOWE. Richard H. Stowe has served as a director of the Company since February 1992 when Welsh, Carson, Anderson & Stowe ("Welsh Carson") participated in the recapitalization of EmCare, which resulted in the formation of the Company (the "Recapitalization"). Mr. Stowe has been a general partner of Welsh Carson since 1979 and is a general partner of the partnerships that serve as the general partners of Welsh, Carson, Anderson & Stowe V, L.P. ("WCAS V") and WCAS Capital Partners II, L.P. ("Capital Partners"), the Welsh Carson affiliates that participated in the Recapitalization. Mr. Stowe is a director of Aurora Electronics Inc., a distributor of computer spare parts,

Health Management Systems, Inc., a provider of revenue enhancement services for health care providers and payors, and several private companies.


                             THE BOARD OF DIRECTORS

  The following table sets forth certain information concerning the directors.

                                             DIRECTOR        YEAR TERM          POSITIONS WITH THE COMPANY/
           NAME                 AGE           CLASS           EXPIRES              COMMITTEE MEMBERSHIPS
          ------               -----         -------         ---------            -----------------------
Terry Hartshorn                  52             I               1998             Compensation Committee

James T. Kelly                   50             I               1998             Audit Committee

William F. Miller, III           47             II              1999             President and Chief Operating Officer

Andrew M. Paul                   41             II              1999             Audit and Compensation Committees and
                                                                                 Stock Option Subcommittee

Leonard M. Riggs, Jr., M.D.      54            III              1997             Chairman of the Board and Chief
                                                                                 Executive Officer

Richard H. Stowe                 53            III              1997             Audit and Compensation Committees and
                                                                                 Stock Option Subcommittee

                 The business experience of Dr. Riggs and Mr. Stowe is described above.

                 MR. HARTSHORN. Terry Hartshorn has served as a director of the Company since December 1994. Since 1993, Mr. Hartshorn has been the Chairman of the Board of Pacificare Health Systems ("Pacificare"), a managed care organization. From 1977 to 1993, Mr. Hartshorn served as the President and Chief Executive Officer of Pacificare. From 1993 to February 1997, Mr. Hartshorn also was the Chief Executive Officer and President of UniHealth, a non-profit integrated health system. Mr. Hartshorn is a director of Apria Healthcare, a provider of home health care products and services.

                 MR. KELLY. James T. Kelly has served as a director of the Company since May 1993. Mr. Kelly is the Chairman of the Board of Lincare Holdings Inc. ("Lincare"), a provider of oxygen and other respiratory therapy services in the home. Mr. Kelly served as Chief Executive Officer of Lincare from June 1986 through December 1996. Prior to that time, Mr. Kelly served for 19 years in a number of capacities within the Mining and Metals Division of Union Carbide Corp., departing as Director of Marketing.

                 MR. MILLER. William F. Miller, III has served as the President and Chief Operating Officer of the Company since 1992. Mr. Miller also has been a director of the Company since 1992. From 1983 to 1992, Mr. Miller served as the Chief Executive Officer of EmCare. Prior to 1983, Mr. Miller served for nine years in financial and management positions in the health care industry, including positions as chief executive officer and chief financial officer of hospitals and administrator/director of operations of a multi-specialty group practice.

                 MR. PAUL. Andrew M. Paul has served as a director of the Company since the Recapitalization in February 1992. Mr. Paul joined Welsh Carson in 1984 and is a general partner of the partnerships that serve as the general partners of WCAS V and Capital Partners. Mr. Paul is a director of American Oncology, Housecall Medical Resources Inc., a provider of home health services, Lincare, Medcath Incorporated, a provider of cardiology and cardiovascular services, National Surgery Centers Inc., an operator of surgical centers, and several private companies.


                   BOARD OF DIRECTOR MEETINGS AND COMMITTEES

                 MEETINGS. During the year ended December 31, 1996, the Board of Directors held four regularly scheduled meetings and no special meetings. During the year, each director attended 75% or more of the aggregate number of such meetings and committee meetings of the Board of Directors on which the director served. In addition, during 1996 the Board of Directors acted by unanimous written consent on seven occasions.

                 DIRECTOR COMPENSATION. The Company's general policy through 1995 was that the Company did not compensate the directors for their service as directors, although the Company reimbursed them for the expenses that they incurred when serving as directors. On two occasions, however, the Company granted stock options to two different outside directors to compensate them for their service as directors. On May 10, 1993, the Company granted Mr. Kelly options to purchase 7,500 shares of Common Stock at an exercise price of $14.00 per share. In connection with the initial public offering, the Company decreased the exercise price of these options to $11.00 per share, the price per share in the offering. In addition, on January 12, 1995 the Company granted Mr. Hartshorn options to purchase 7,500 shares of Common Stock at an exercise price of $11.00 per share. The options granted to Messrs. Kelly and Hartshorn vest over five years.

                 In 1996 the Company implemented a policy of granting options to purchase shares of Common Stock annually to each outside director as compensation for serving as a director. The per share exercise price of these options will be the closing price of a share of Common Stock on the trading day immediately preceding the date of the grant. Under this policy, on August 15, 1996 the Company granted options to purchase 6,000 shares of Common Stock to each outside director at an exercise price of $23.25 per share. One-third of these stock options vested on the date of grant and one-third of these stock options will vest on the first two anniversaries of such date, subject to automatic vesting upon a change in control of the Company. In addition, the Company continues to reimburse the directors for the expenses that they incur when serving as directors.

                 COMMITTEES. The Board of Directors has an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee"), and a sub-committee of the Compensation Committee (the "Stock Option Subcommittee") that administers the Company's Amended and Restated Stock Option and Restricted Stock Purchase Plan, as amended (the "Stock Option Plan"). The Audit Committee reviews the financial and internal controls of the Company, makes recommendations to the Board of Directors concerning the engagement of the Company's independent certified public accountants and reviews their audit plan, reviews related party transactions and potential conflict of interest situations involving the Company, and reviews the Company's compliance programs. The members of the Audit Committee are Messrs. Kelly, Paul, and Stowe. The Audit Committee held three meetings during 1996. The Audit Committee did not act by unanimous written consent during the year.

                 The Board of Directors does not have a nominating committee. The entire Board of Directors considers nominees for the position of director. If any Stockholder desires the Board of Directors to consider an individual for nomination as a director at next year's annual meeting, such Stockholder should contact the Company concerning such nomination during the period described below for considering Stockholder proposals for next year's annual meeting.

                 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The Compensation Committee consists of Messrs. Hartshorn, Paul, and Stowe. None of them has ever been an employee or officer of the Company or any of its subsidiaries. The Compensation Committee reviews and approves the compensation that the Company pays to its executive officers. The Stock Option Subcommittee consists of members of the Compensation Committee selected by the Board of Directors who satisfy: (i) the non-employee director requirement under Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the outside director requirement under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Currently, Messrs. Paul and Stowe are the members of the Stock Option Subcommittee. During 1996 the Compensation Committee held one meeting and acted by unanimous written consent on one occasion. During 1996 the Stock Option Subcommittee held one meeting and acted by unanimous written consent on one occasion.


                      REPORT OF THE COMPENSATION COMMITTEE

                 The Compensation Committee reviews and approves the salaries and other compensation that the Company pays to its executive officers.

                 OVERALL POLICY. The Compensation Committee intends to compensate the Company's executive officers in ways that: (i) motivate them to strive continually to improve the Company's financial results, and (ii) align their interests with the interests of the Stockholders.

                 ANNUAL COMPENSATION. The compensation of Dr. Riggs and Mr. Miller for 1996 was established under their employment agreements, which are discussed below. These employment agreements provide that a significant portion of the annual compensation of these individuals may consist of bonuses payable upon the Company's achievement of earnings targets. The Company has not disclosed the specific earnings targets used when determining these bonuses because the Board of Directors has determined that such disclosure would adversely affect the Company's competitive position. The Compensation Committee established the 1996 salary levels for the other executive officers by evaluating their relative skills and past performances.

                 The Compensation Committee established the 1996 bonuses for the executive officers based upon the committee's evaluation of their individual performances and the Company's achievement of earnings targets, subject to any minimum bonuses under the employment agreements described above. The Compensation Committee generally awarded smaller bonuses in 1996 than in 1995 because in 1995 the Company significantly surpassed its earnings targets. Although the Company achieved its earnings targets in 1996, the Company did not surpass them.

                 When establishing salary and bonus amounts, the Compensation Committee consulted with Dr. Riggs and Mr. Miller and considered the compensation ranges for executive officers of companies similar to the Company set forth in a consultant's report prepared in 1993 and updated for use in 1996. This report and the related compensation





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
decisions did not specifically compare the compensation levels of the Company's executive officers to the compensation levels of the executive officers of all of the companies in the Peer Group described in connection with the Performance Graph set out below because of the varying sizes of the companies comprising the Peer Group. The Compensation Committee also did not compare each executive officer's performance against any list of specific factors, use any formula to determine such officer's overall compensation, or seek to compensate such officer at a predetermined percentile within the compensation range for such officer in the consultant's report.

                 The Compensation Committee believes that the 1996 compensation of the Company's executive officers is reasonable in relation to the market performance of the Common Stock in 1996. As shown in the Performance Graph, the closing price of the Common Stock on December 31, 1996 was $23.25, a decrease of 3.1% from the closing price on December 31, 1995. This decrease of 3.1% compares favorably to the decrease of 33.4% in the weighted average of the common stocks in the Peer Group during 1996. See "Performance Graph."

                 CHANGE IN CONTROL PROVISIONS. During 1996 the Compensation Committee approved adding change in control provisions to the employment agreements of Dr. Riggs and Mr. Miller. These provisions provide for the payment and benefits described below if the Company terminates such individual without cause or he resigns for good reason following a change in control or a potential change in control of the Company. In addition, during 1996 the Company entered into a severance agreement with Mr. Anderson providing for the payment and benefits described below if the Company terminates him without cause or he resigns for good reason following a change in control of the Company.

                 The Compensation Committee believes that providing these individuals with some measure of financial security in the event of a change in control of the Company would increase their loyalty to the Company and encourage them to remain with the Company immediately following any change in control. The assurance that these individuals would remain with the Company during the transition period following any change in control should increase the value of any change in control transaction to the Stockholders. These change in control provisions are precautionary and responsive to the industry's consolidation.

                 STOCK OPTIONS. The Stock Option Subcommittee determines the number of stock options to grant to each executive officer and other participant under the Stock Option Plan. This plan limits the number of shares of Common Stock subject to options that the Stock Option Subcommittee may grant to any executive officer or other participant under the plan to 250,000 shares in any given year, including all shares related to forfeited, canceled, or repriced options. The Stock Option Subcommittee does not grant stock options at pre-determined times or intervals, although the committee usually grants some stock options during the first quarter of each year. The stock options reflected in the compensation tables set out below are the options actually granted during the periods indicated, except for certain stock options granted to Mr. Miller discussed below.

                 The Stock Option Subcommittee grants stock options to the executive officers to encourage loyalty to the Company, reward them for their past contributions to the Company's success, and motivate them to perform in a superior manner in the future. When awarding stock options, the Stock Option Subcommittee also considers the executive officer's seniority and the number of stock options previously granted to such individual. The Stock Option Subcommittee grants stock options at an exercise price equal to the closing price of the Common Stock on the trading day immediately preceding the date of the grant. The options therefore provide value to the executive officers only if the price of the stock appreciates. The stock options generally vest over four or five years. When options vest over four years, 20% of the options usually vest upon their grant. The stock options granted during 1996 also automatically vest upon a change in control of the Company. This change in control provision is precautionary and responsive to the industry's consolidation.

                 In 1996 the Securities and Exchange Commission (the "Commission") significantly revised Rule 16b-3. Effective August 15, 1996, the Board of Directors amended the Stock Option Plan to conform to the revised rule and make certain insignificant changes to the plan. Section 16(b) of the Exchange Act generally provides that directors, executive officers, and beneficial owners of more than 10% of any class of an issuer's equity securities (collectively, "Reporting Persons") must disgorge any "short-swing profit" realized on purchases and sales of the issuer's equity securities during any six month period. A grant of a stock option usually is considered a purchase of the underlying stock for purposes of Section 16(b). Accordingly, granting stock options to a Reporting Person could cause such person to become liable for short-swing profits. If the issuer complies with Rule 16b-3 when granting the stock options, however, the grant is not considered a purchase.

                 SECTION 162(m). Unless the Company satisfies certain requirements, Section 162(m) of the Code will generally limit the Company's tax deduction for compensation paid to each of the executive officers named in the Summary Compensation Table below to $1.0 million. During 1996, none of the executive officers named in the table received compensation exceeding the maximum deductible amount. The Company believes that the Stock Option Plan complies with Section 162(m). Accordingly, the tax deductions available to the Company when executive officers exercise their stock options should not count against the $1.0 million limit. The Compensation Committee intends to monitor the compensation paid to the Company's executive officers to insure deductibility under Section 162(m), subject to maintaining the Company's flexibility to attract and retain qualified executives to manage the Company.

                 COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. As described above, the compensation of Dr. Riggs is established under his employment agreement originally entered into prior to the Company's initial public offering in December 1994. Under that agreement, Dr. Riggs was eligible for a 1996 bonus of not less than $100,000 if the Company achieved an earnings target established by the Board of Directors. In the year ended December 31, 1996, the Company achieved the established target and the Compensation Committee awarded Dr. Riggs a bonus of $166,031. The Compensation Committee awarded Dr. Riggs a bonus in excess of the minimum bonus under his employment agreement because that minimum amount was based upon the Company's status as a private company. The Compensation Committee believed that Dr. Riggs's increased responsibilities as the chief executive officer of a public company and the Company's achievement of the 1996 earnings target established by the Board of Directors justified a higher bonus amount.

                 MR. MILLER'S ACQUISITION BONUS. In the beginning of 1996, the Compensation Committee informally arranged with Mr. Miller and the other members of the Company's acquisition team to award them incremental bonuses if they successfully implemented the Company's aggressive acquisition program. The incremental bonuses would be based upon the estimated increase in the Company's earnings per share from the acquisitions. The key members of the team were Mr. Miller and the Company's former Chief Financial Officer. In March 1996, the former Chief Financial Officer resigned to accept a position with another company. Mr. Miller, however, proceeded to close all nine of the company's 1996 acquisitions, which represented over 65 contracts to provide emergency department management services.

                 The incremental bonus to which Mr. Miller would have been entitled under the informal arrangement exceeded $500,000. Both Mr. Miller and the members of the Compensation Committee believed that Mr. Miller's success went beyond the boundaries that they had contemplated when establishing the incremental bonus arrangement. In addition, both Mr. Miller and the members of the Compensation Committee believed that awarding Mr. Miller such a large incremental bonus when regular year-end bonuses had decreased from the prior year would be inappropriate.

                 Mr. Miller and the members of the Compensation Committee decided that Mr. Miller's incremental bonus should only be $100,000. In addition, they requested the Stock Option Subcommittee to make an incremental award of stock options to Mr. Miller. In response, the Stock Option Subcommittee awarded Mr. Miller options to purchase an additional 35,000 shares of Common Stock. This incremental cash bonus and stock option grant was in addition to Mr. Miller's regular 1996 bonus of $166,031 and his March 1996 grant of stock options to purchase 75,000 shares of Common Stock.

                                                   Respectfully submitted,

                                                   Terry Hartshorn
                                                   Andrew M. Paul
                                                   Richard H. Stowe





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
                               EXECUTIVE OFFICERS

                 The following table sets forth the current executive officers of the Company. Although the Board of Directors has not elected Dr. Cooley as an officer of the Company, he is considered an executive officer for purposes of this Proxy Statement because he performs policy making functions for the Company. Each executive officer serves at the pleasure of the Board of Directors.

              Name                        Age                             Position
              ----                        ---                             --------
 Leonard M. Riggs, Jr., M.D.              54                  Chairman of the Board, Chief
                                                              Executive Officer, and Director

 William F. Miller, III                   47                  President, Chief Operating
                                                              Officer, and Director

 Robert F. Anderson, II                   54                  Chief Financial Officer, Senior
                                                              Vice President, Treasurer, and
                                                              Secretary

 Steven W. Cooley, M.D.,                  44                  Executive Vice President of
 F.A.C.E.P.                                                   EmCare

 S. Kent Fannon                           44                  Senior Vice President of
                                                              Corporate Development

                 The business experience of Dr. Riggs and Mr. Miller is described above.

                 MR. ANDERSON. Robert F. Anderson, II, has served as Chief Financial Officer, Senior Vice President, Treasurer, and Secretary of the Company since April 1, 1996. Mr. Anderson also administers the Company's compliance programs. From 1977 to 1996, Mr. Anderson was a partner with Ernst & Young LLP and its predecessor firms. From 1994 to 1995, Mr. Anderson was Director of the Healthcare Industry Group for the North Texas office of Ernst & Young. From 1990 to 1993, Mr. Anderson was Director of the Audit Practice for the Fort Worth office of Ernst & Young. From 1984 to 1989, Mr. Anderson was Managing Partner of the Fort Worth office of Ernst & Whinney. From 1981 to 1983, Mr. Anderson was Director of Entrepreneurial Services for the Dallas office of Ernst & Whinney.

                 DR. COOLEY. Steven W. Cooley, M.D., F.A.C.E.P. has served as Executive Vice President of EmCare since 1992. From 1991 to 1992, Dr. Cooley served as Executive Vice President and Chief Medical Officer of Spectrum Emergency Care, Inc., a physician practice management company. From 1989 to 1991, Dr. Cooley served as Executive Vice President and Chief Operating Officer of Synergon and Government Health Services, Inc. ("Synergon"), an emergency medicine practice management company. From 1985 to 1989, Dr. Cooley served as Executive Vice President of Synergon. Dr. Cooley began practicing emergency medicine in 1978. In addition to his activities described above, from 1978 to 1992 Dr. Cooley served as a director, staff physician, or attending physician in hospital emergency departments.

                 MR. FANNON. S. Kent Fannon has served as Senior Vice President of Corporate Development since December 30, 1996. From 1994 to 1996, Mr. Fannon was a partner with Covington Group, L.C., a merchant banking and consulting firm. From 1993 to 1994, Mr. Fannon was Planning, Quality, and Resource Management Officer for EPIC

Healthcare Group, Inc., which owned and operated hospitals and other health care related business. From 1990 to 1993, Mr. Fannon was a partner with The Elder Group, a management consulting firm.


                             EXECUTIVE COMPENSATION

                 SUMMARY COMPENSATION TABLE. The following table sets forth certain information with respect to compensation paid or accrued by the Company during the years ended December 31, 1996, 1995, and 1994 to the Company's Chief Executive Officer and its other four executive officers. The fringe benefits provided to each of these executive officers was less than the lesser of $50,000 or 10% of such executive officer's compensation. The Company therefore excluded such fringe benefits from the following table as permitted under the Commission's rules.



                                                                                  Long-Term
                                                                                  Compensa-
                                                               Annual               tion/
                                                            Compensation         Securities
                                                       -----------------------   Underlying         All Other
                                                        Salary         Bonus     Options(1)       Compensation
    Name and Principal Position            Year           ($)           ($)          (#)               ($)
    ---------------------------            ----        ---------     ---------  -------------   -----------------
Leonard M. Riggs, Jr., M.D.                1996         297,448       166,031        75,000           9,250 (2)
         Chairman of the Board and         1995         278,250       225,000        75,000          16,534 (2)
         Chief Executive Officer           1994         265,585       175,000        37,500          13,268 (2)

William F. Miller, III,                    1996         284,258       266,031 (3)   110,000 (3)       9,250 (4)
         President and Chief Operating     1995         257,250       225,000        75,000          16,784 (4)
         Officer                           1994         245,000       175,000        37,500          16,667 (4)

Robert F. Anderson, II, (5)                1996         147,449        74,714        70,000               0
         Chief Financial Officer, Senior
         Vice President, Treasurer, and
         Secretary

Steven W. Cooley, M.D.                     1996         229,379        74,714        45,000           9,250 (6)
         F.A.C.E.P., Executive Vice        1995         215,254       100,000        15,000          13,807 (6)
         President of EmCare               1994         205,004        65,000        17,500          13,281 (6)

S. Kent Fannon (7)                         1996               0             0        50,000               0
         Senior Vice President of
         Corporate Development

-----------------------------------

(1) The Company originally granted the stock options shown as granted during 1994 at an exercise price of $14.00 per share in December 1993 and then repriced them to the Company's initial public offering price of $11.00 per share in December 1994, except that the Company originally granted stock options to purchase 12,500 shares of Common Stock to Dr. Cooley in July 1994.

(2) The 1996 other compensation amount for Dr. Riggs consists of $4,750 in matching contributions made under the Company's 401(k) Plan and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Riggs's behalf. The 1995 other compensation amount for Dr. Riggs consists of $4,638 in matching contributions made under the Company's 401(k) Plan, $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Riggs's behalf, $5,278 in health insurance premiums paid on behalf of Dr. Riggs, $957 in life insurance premiums paid on behalf of Dr. Riggs, and $1,161 in disability insurance premiums paid on behalf of Dr. Riggs. The 1994 other compensation amount for Dr. Riggs consists of $3,524 in contributions on behalf of Dr. Riggs to a Money Purchase Pension Plan, $624 in life insurance premiums paid on behalf of Dr. Riggs, $4,620 in matching contributions made under the Company's 401(k) Plan, and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Riggs's behalf.

(3) Mr. Miller's bonus and stock option grants include an incremental bonus of $100,000 and an incremental award of stock options to purchase 35,000 shares of Common Stock because of Mr. Miller's successful implementation of the Company's aggressive acquisition program in 1996. Although the Company actually granted these incremental stock options to Mr. Miller on February 18, 1997, the Company has included them in this table because they related to Mr. Miller's 1996 performance. See "Report of the Compensation Committee -- Mr. Miller's Acquisition Bonus."

(4) The 1996 other compensation amount for Mr. Miller consists of $4,750 in matching contributions made under the Company's 401(k) Plan and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Mr. Miller's behalf. The 1995 other compensation amount for Mr. Miller consists of $4,888 in matching contributions made under the Company's 401(k) Plan, $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Mr. Miller's behalf, $5,278 in health insurance premiums paid on behalf of Mr. Miller, $957 in life insurance premiums paid on behalf of Mr. Miller, and $1,161 in disability insurance premiums paid on behalf of Mr. Miller. The 1994 other compensation amount for Mr. Miller consists of $3,524 in contributions on behalf of Mr. Miller to a Money Purchase Pension Plan, $4,049 in life insurance premiums paid on behalf of Mr. Miller, $4,594 in matching contributions made under the Company's 401(k) Plan, and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Mr. Miller's behalf.

(5) Mr. Anderson became an employee of the Company on April 1, 1996. Accordingly, the table does not contain any information for Mr. Anderson for 1995 and 1994.

(6) The 1996 other compensation amount for Dr. Cooley consists of $4,750 in matching contributions made under the Company's 401(k) Plan and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Cooley's behalf. The 1995 other compensation amount for Dr. Cooley consists of $4,620 in matching contributions made under the Company's 401(k) Plan, $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Cooley's behalf, $2,540 in health insurance premiums paid on behalf of Dr. Cooley, $986 in life insurance premiums paid on behalf of Dr. Cooley, and $1,161 in disability insurance premiums paid on behalf of Dr. Cooley. The 1994 other compensation amount for Dr. Cooley consists of $3,524 in contributions on behalf of Dr. Cooley to a Money Purchase Pension Plan, $645 in life insurance premiums paid on behalf of Dr. Cooley, $4,612 in matching contributions made under the Company's 401(k) Plan, and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Cooley's behalf.

(7) Mr. Fannon became an employee of the Company on December 30, 1996, although he did not receive any salary or bonus with respect to 1996. Accordingly, the table does not contain any information for Mr. Fannon for 1995 or 1994.

                 OPTIONS GRANTED IN THE LAST FISCAL YEAR. The following table sets forth certain information regarding the grant of stock options during the year ended December 31, 1996 to each of the Company's executive officers and the grant of stock options to purchase 35,000 shares of Common Stock to Mr. Miller on February 18, 1997 in partial compensation for his successful implementation of the Company's aggressive acquisition program in 1996. Although the Company granted these stock options to Mr. Miller in 1997, the Company has included them in this table because they relate to Mr. Miller's 1996 performance.


                                            Individual Grants
                          -----------------------------------------------------
                                        Percent of
                                          Total
                          Number of      Options                                     Potential Realizable
                          Securities    Granted to                                     Value at Assumed
                          Underlying    Employees       Exercise                    Annual Rates of Stock
                           Options      in Fiscal     Price (Per                    Price Appreciation for
                           Granted         Year         Share)     Expiration            Option Term
                                                                                 --------------------------
       Name                  (#)          (%)(1)          ($)         Date          5% ($)         10% ($)
-------------------       ----------  ------------   ------------  ------------  -------------  ----------
Leonard M. Riggs,           75,000         13.31          25.63       03-11-06       918,375      2,600,625
 Jr., M.D.

William F. Miller, III      75,000         13.31          25.63       03-11-06       918,375      2,600,625
                            35,000          6.21          24.44       02-18-07       470,138      1,255,188

Robert F. Anderson, II      50,000          8.87          26.88       04-01-06       549,750      1,671,250
                            20,000          3.55          20.25       11-12-06       352,400        801,000

Steven W. Cooley,           45,000          7.99          25.63       03-11-06       551,025      1,560,379
 M.D., F.A.C.E.P.

S. Kent Fannon              50,000          8.87          23.00       12-30-06       743,500      1,865,000

---------------

(1) The total stock options granted used to compute this percentage includes: (a) the stock options granted to the participants under the Stock Option Plan who are physicians under contract with either a subsidiary of the Company or a PA (as defined in the section entitled "Certain Transactions"), and (b) the stock options to purchase 35,000 shares of Common Stock granted to Mr. Miller on February 18, 1997 in partial compensation for his successful implementation of the Company's aggressive acquisition program in 1996. See "Report of the Compensation Committee -- Mr. Miller's Acquisition Bonus."

                 OPTIONS EXERCISED AND HELD. The following table sets forth information regarding the exercise of stock options during the year ended December 31, 1996 and the number and value of options held as of December 31, 1996 by each of the Company's executive officers.

                                                                   Number of
                                                             Securities Underlying    Value of Unexercised
                               Shares                         Unexercised Options     In-the-Money Options
                              Acquired           Value      at Fiscal Year End (#)   at Fiscal Year End ($)
                             on Exercise       Realized          (Exercisable/            (Exercisable/
             Name                (#)              ($)            Unexercisable           Unexercisable)
----------------------       -----------       ---------    ----------------------   ----------------------
Leonard M. Riggs,                    0                 0           71,667/125,833          682,466/718,099
 Jr., M.D.

William F. Miller, III          22,500           285,000           57,500/130,000(1)       600,735/794,430(1)

Robert F. Anderson, II               0                 0            14,000/56,000            12,000/48,000

Steven W. Cooley, M.D.,          8,500           157,681            12,500/55,500           42,875/241,431
 F.A.C.E.P.

S. Kent Fannon                       0                 0            10,000/40,000             2,500/10,000

---------------

(1) These numbers exclude the stock options to purchase 35,000 shares of Common Stock granted to Mr. Miller on February 18, 1997 in partial compensation for his successful implementation of the Company's aggressive acquisition program in 1996.


                 EMPLOYMENT AND SEVERANCE AGREEMENTS. In connection with the Recapitalization in February 1992, Dr. Riggs and Mr. Miller each entered into a five year employment agreement with the Company. Although the five year terms under these agreements have expired, they continue to govern the terms of the Company's employment arrangements with each of Dr. Riggs and Mr. Miller. The parties amended these employment agreements in December 1993 to increase the 1994 base salaries under them. The amendment to Dr. Riggs's employment agreement increased his 1994 base salary to $265,000. The amendment to Mr. Miller's employment agreement increased his 1994 base salary to $245,000. After 1994, the base salaries under both of these employment agreements increase annually by the greater of the increase in the Consumer Price Index during the preceding year or 5%.

                 In addition, under their employment agreements, Dr. Riggs and Mr. Miller are each entitled to an annual bonus of not less than $100,000 if the Company achieves certain earnings targets for internal growth and profitability. If the Company fails to achieve these targets, Dr. Riggs and Mr. Miller are entitled to receive pro rata portions of their bonuses if the Company achieves at least 80% of its operating income target.

                 Under Dr. Riggs's and Mr. Miller's employment agreements, if the Company terminates such individual without cause or he resigns because of the Company's breach of his employment agreement, during the year immediately after such termination or resignation the Company must pay him a monthly amount equal to the aggregate of his monthly salary and one-twelfth of his estimated bonus. During this period, the Company also must continue to provide such individual and his dependents with the medical, life, and disability insurance coverage in effect at the time of such termination or resignation.

                 During the year ended December 31, 1996, the parties amended and restated these employment agreements. Dr. Riggs's and Mr. Miller's amended and restated agreements added a change in control provision that provides that if the Company terminates him or he resigns for good reason during the two years immediately after a change in control of the Company, the Company will pay him a lump sum equal to twice the aggregate of his annual salary and average annual bonus. The Company will increase this amount for any excise tax that Dr. Riggs or Mr. Miller must pay on such payment under the "golden parachute" provisions of the Code. In addition, during the two years immediately after such termination or resignation the Company must continue to provide such individual with the health, dental, life, and disability benefits that the Company previously provided to him. Finally, following such termination or resignation such individual's vested stock options will remain exercisable for at least 30 days.

                 Under each amended and restated agreement the Company provides equivalent benefits to Dr. Riggs and Mr. Miller if the Company terminates him without cause or he resigns for good reason within one year after a potential change in control. Any payments to Dr. Riggs or Mr. Miller because of a change in control or potential change in control will be offset by any other severance obligations provided to him under his respective agreement.

                 During the year ended December 31, 1996, the Company entered into a severance agreement with Mr. Anderson. This agreement provides that the Company will pay Mr. Anderson severance of $190,000 if within 180 days following a change in control the Company terminates him without cause or he resigns for good reason. In addition, for up to one year after such termination or resignation the Company will continue to provide Mr. Anderson with the disability, health, and life insurance benefits provided to him at the time of such termination or resignation.


                             COMMON STOCK OWNERSHIP

                 PRINCIPAL STOCKHOLDERS. The following table sets forth the persons and groups who beneficially owned more than 5% of the outstanding shares of Common Stock as of April 4, 1997. The Company compiled this information from its stock records, the Schedules 13D and 13G sent to the Company, and other information available to the Company. Unless otherwise indicated, these persons and groups possess sole voting and investment power with respect to the shares of Common Stock that they beneficially own.

                                                   Number of Shares         Percentage of
Name and Address of Beneficial Owner              Beneficially Owned     Outstanding Shares
------------------------------------              ------------------     ------------------
William F. Miller, III                                 499,500(1)                6.03%
c/o EmCare Holdings Inc.
1717 Main Street, Suite 5200
Dallas, Texas 75201

Putnam Investments, Inc.                             1,010,000                  12.35%
One Post Office Square
Boston, Massachusetts 02109

Leonard M. Riggs, Jr., M.D.                            970,766(2)               11.70%
c/o EmCare Holdings Inc.
1717 Main Street, Suite 5200
Dallas, Texas 75201

Warburg, Pincus Counselors, Inc.                     1,162,058                  14.21%
466 Lovington Avenue
New York, New York 10017

----------------------------------

(1) These shares of Common Stock include: (a) 107,500 shares issuable to Mr. Miller upon the exercise of stock options that are vested or will vest within 60 days after April 4, 1997, (b) 10,000 shares owned by The Abby Margaret Miller 1994 Descendants Trust, for which Mr. Miller serves as the trustee, (c) 10,000 shares owned by The Joshua William Miller 1994 Descendants Trust for which Mr. Miller serves as the trustee, (d) 500 shares owned by Abby M. Miller, Mr. Miller's minor daughter, and (e) 500 shares owned by Joshua W. Miller, Mr. Miller's minor son.

(2) These shares of Common Stock include: (a) 114,667 shares issuable to Dr. Riggs upon the exercise of stock options that are vested or will vest within 60 days after April 4, 1997, (b) 94,350 shares owned by the Riggs Family Limited Partnership, a partnership in which Dr. Riggs and trusts established for Dr. Riggs's children are the partners, and
         (c) 257,884 shares owned by a voting trust established for Peggy A. Riggs, Dr. Riggs's wife, for which Dr. Riggs serves as the trustee.

                 DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth the number of shares of Common Stock beneficially owned as of April 4, 1997 by each director of the Company, each executive officer of the Company, and all directors and executive officers of the Company as a group. The Company obtained this information from its directors and executive officers. Unless otherwise indicated, these individuals possess sole voting and investment power with respect to the shares that they beneficially own.

                                                                                    Percentage of
                                                           Number of Shares          Outstanding
                        Name                              Beneficially Owned            Shares
                        ----                              ------------------      ------------------
Robert F. Anderson, II                                           28,000 (1)                 *

Steven W. Cooley, M.D., F.A.C.E.P.                               37,000 (1)                 *

S. Kent Fannon                                                   10,000 (1)                 *

Terry Hartshorn                                                   5,000 (1)                 *

James T. Kelly                                                   13,500 (1)                 *

William F. Miller, III                                          499,500 (1)(2)             6.03%

Andrew M. Paul                                                   15,175 (1)                 *

Leonard M. Riggs, Jr., M.D.                                     970,766 (1)(2)            11.70%

Richard H. Stowe                                                 51,201 (1)                 *

All directors and executive officers as a group               1,630,142 (1)               19.19%
(9 individuals)

--------------------------
*        Less than 1%.

(1) The shares of Common Stock owned beneficially by the following individuals include stock options that are vested or will vest within 60 days after April 4, 1997 for the number of shares following their name: Mr. Anderson-28,000 shares, Dr. Cooley-37,000 shares, Mr. Fannon-10,000 shares, Mr. Hartshorn-5,000 shares, Mr. Kelly-9,500 shares, Mr. Miller-107,500 shares, Mr. Paul-2,000 shares, Dr. Riggs-114,667 shares, and Mr. Stowe-2,000 shares, and all directors and executive officers as a group-315,667 shares.

(2) See the preceding table for a description of the beneficial ownership of the shares of Common Stock by Mr. Miller and Dr. Riggs.

                 In connection with the Recapitalization, the Company granted certain registration rights with respect to the transfer of shares of Common Stock to Mr. Miller, Dr. Riggs, and certain other persons.


                               PERFORMANCE GRAPH

                 The following Performance Graph compares the Company's cumulative total Stockholder return on the Common Stock for the period from December 8, 1994, the day the Common Stock commenced trading on the NASDAQ National Market, to December 31, 1996, with the cumulative total return of: (i) the NASDAQ market index, which includes the Company, and (ii) the peer group of companies described below that the Company selected for purposes of this comparison (the "Peer Group"). The return of each company in the Peer Group has been weighted to reflect its relative stock market capitalization. The Performance Graph assumes dividend reinvestment.

                  COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
            THE COMPANY, THE NASDAQ MARKET INDEX, AND THE PEER GROUP



                                 Dec. 8,    Dec. 31,   Dec. 31,      Dec. 31,
                                  1994       1994        1995         1996
                                 -------    --------   --------     ---------
EmCare Holdings Inc.             100.00     130.34      215.73       208.99
Peer Group                       100.00     106.25      169.60       112.95
NASDAQ Market Index              100.00     100.09      129.83       161.33

                 The Peer Group is comprised of Coastal Physician Group, Inc. (formerly Coastal Healthcare Group, Inc.), InPhyNet Medical Management Inc., PhyCor, Inc., and Physician Reliance Network, Inc. Although they are not all direct competitors of the Company, all the companies in the Peer Group are engaged in emergency physician practice management or related businesses in the health care industry. The Company believes that including only its direct competitors in the Peer Group would not provide a meaningful group for comparative purposes because of the small number of public companies that directly compete against the Company. Pacific Physician Services, Inc. was included in the Peer Group in last year's proxy statement. As Med Partners, Inc. acquired Pacific Physician Services, Inc. in 1996, however, the Company has excluded it from the Peer Group for all of the years shown in the Performance Graph above.


                              CERTAIN TRANSACTIONS

                 In certain states the Company's services are provided in conjunction with professional associations and corporations owned by Dr. Riggs or another representative of the Company who is a physician (the "PAs"). Under this arrangement, a PA enters into a management agreement with the hospital and engages physicians to provide the necessary medical practice coverage. The Company then provides the non-medical portion of the service under this arrangement pursuant to a management agreement between a Company subsidiary and the PA. For the fiscal year ended December 31, 1996, the PAs paid approximately $33,211,000 to the Company's subsidiaries under these management agreements, which approximated the excess of the PAs' revenues over their expenses. Dr. Riggs and such other representatives have generally arranged for the transfer of the capital stock of the PAs to other representatives of the Company who are medical doctors if they die or become incapacitated.

                 For operational purposes, a subsidiary of the Company has entered into a revolving credit agreement with each PA that permits such PA to borrow up to $1,000,000. These agreements restrict operations of the PAs and prohibit them from making any distributions to Dr. Riggs or the Company's other representatives. As of April 4, 1997, no PA had borrowed any amount under these agreements.

                          CERTIFIED PUBLIC ACCOUNTANTS

                 The policy of the Board of Directors is not to request the Stockholders to ratify the selection of the Company's certified public accounting firm. The Company's current certified public accounting firm is Ernst & Young LLP. The Company has invited representatives of Ernst & Young LLP to attend the Annual Meeting. The Company will give these representatives the opportunity to make a statement at the meeting and respond to appropriate questions from any Stockholders.


            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

                 Section 16(a) of the Exchange Act requires the Company's Reporting Persons to file with the Commission initial reports of Common Stock ownership and reports of changes in such ownership. A Reporting Person must file a Form 3 -- Initial Statement of Beneficial Ownership of Securities within 10 days after such person becomes a Reporting Person. A Reporting Person must file a Form 4 -- Statement of Changes of Beneficial Ownership of Securities within 10 days after any month in which such person's beneficial ownership of securities changes, except for certain changes exempt from the reporting requirements of Form 4. Such exempt changes include stock options granted under a plan qualifying under Rule 16b-3. A Reporting Person must file a Form 5 -- Annual Statement of Beneficial Ownership of Securities within 45 days after the end of the issuer's fiscal year to report any changes in ownership during such year not reported on a Form 4, including changes exempt from the reporting requirements of Form 4.

                 The Commission's rules require the Company's Reporting Persons to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required with respect to the year ended December 31, 1996, the Company believes that the Reporting Persons have complied with all applicable Section 16(a) filing requirements for 1996 on a timely basis, except that Mr. Anderson filed his Form 3 when he became an executive officer of the Company and his Form 5 for 1996 late, Andrew G. Buck, the Company's Chief Accounting Officer, filed his Form 5 for 1996 late, Dr. Cooley filed his Form 5 for 1996 late, and Mr. Fannon filed his Form 3 when he became an executive officer of the Company and his Form 5 for 1996 late.


              STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

                 To be considered for inclusion in the Company's proxy statement for the 1998 annual meeting, Stockholder proposals must be received at the Company's principal executive office in the manner described in the Company's bylaws between November 18, 1997 and December 18, 1997.


                           INCORPORATION BY REFERENCE

                 With respect to any future filings with the Commission into which this Proxy Statement is incorporated by reference, the material under the headings "Report of the Compensation Committee" and "Performance Graph" shall not be incorporated into such future filings.

                                 ANNUAL REPORT

                 Accompanying this Proxy Statement is a copy of the Company's Annual Report for the year ended December 31, 1996.


                                   FORM 10-K

                 The Company will mail a copy of its Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K") to any Stockholder or beneficial owner of shares of Common Stock upon written request and without charge. Any such person desiring a Form 10-K should make such request to Mr. Robert F. Anderson, II at the principal executive office of the Company. The Company will only furnish copies of any exhibits to the Form 10-K, however, upon further request and reimbursement of the Company's copying and mailing expenses.